EXHIBIT 99.77Q1

SUB - ITEM 77Q1.

On February 21, 2003, Section 2.02 of the Fund's bylaws was amended to read in its entirety as follows:

"Section 2.02. Annual meeting. Beginning with the annual meeting of stockholders to be held in 2003, the annual meeting of stockholders shall be held on the third Tuesday of April or at such date and time between April 15 and May 15 of each year as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which they shall elect a board of directors and transact such other business as may properly be brought before the meeting."